

04015063

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
MAR - 1 2004
158

SEC FILE NUMBER
8-42786

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ELLIOTT FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7037 CANAL BLVD, STE 205
(No. and Street)

NEW ORLEANS, (City) LA. (State) 70124 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM T. ELLIOTT 504-282-3457
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LeGLVE AND CO., CPAs
(Name — *if individual, state last, first, middle name*)

1100 POYDRAS ST. (Address) NEW ORLEANS (City) LA (State) 70163-2850 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, WILLIAM J. ELLIOT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ELLIOTT FINANCIAL SERVICES, INC., as of 12-31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

HOWARD B. KAPLAN
NOTARY PUBLIC
PARISH OF JEFFERSON-STATE OF LOUISIANA
My Commission is issued for life.
LSBA No. 14414

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Elliott Financial Services, Inc.

New Orleans, Louisiana

December 31, 2003

LeGlue & Company, CPA's
(A Professional Corporation)

February 18, 2004

To the Board of Directors
Elliott Financial Services, Inc.
New Orleans, Louisiana

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Elliott Financial Services, Inc. as of December 31, 2003 and the related statements of income, changes in stockholders' equity, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Elliott Financial Services, Inc. as of December 31, 2003, and the results of its operations, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended in conformity with U. S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,



(A Professional Corporation)

2850 Energy Center • 1100 Poydras Street • New Orleans, Louisiana 70163-2850
Telephone 504/586-0581 • Fax 504/561-5040
Member of American Institute of Certified Public Accountants and
Society of Louisiana Certified Public Accounts

STATEMENT OF FINANCIAL CONDITION

Elliott Financial Services, Inc.

December 31, 2003

ASSETS

Cash	$ 49,517
Deposit with clearing organization	50,952
Receivable from brokers and dealers	341
Prepaid expenses	1,382
Other assets	1,200
Total	$103,392

LIABILITIES AND STOCKHOLDERS' EQUITY

Accrued expenses	$ 3,926
Federal and state income taxes payable	167
Payroll taxes accrued and withheld	13,405
Total liabilities	17,498
Liabilities subordinated to claims of general creditors	40,000
Commitments and contingencies	-
Stockholders' equity (Exhibit C)	
Common stock, no par value, 1,000 shares authorized, 200 shares issued and outstanding	8,000
Additional paid-in capital	37,000
Retained earnings	894
Total stockholders' equity	45,894
Total	$103,392

See accompanying notes to financial statement.

STATEMENT OF INCOME

Elliott Financial Services, Inc.

For the year ended December 31, 2003

Revenue	
Commissions	$ 169,397
Interest	751
Total revenue	170,148
Expenses	
Salaries	100,836
Clearing expense	11,349
Communications	8,792
Rent	8,400
Regulatory fees	2,343
Interest	3,600
Taxes	9,731
Other operating expense	7,175
Total expenses	152,226
Income before income taxes	17,922
Provision for federal and state income taxes	167
Net income	$ 17,755

See accompanying notes to financial statements.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Elliott Financial Services, Inc.

For the year ended December 31, 2003

	Common stock		Additional paid-in	Retained
	Shares	Amount	capital	earnings
Balance (Deficit), January 1, 2003	200	$ 8,000	$37,000	$ (16,861)
Net income	-	-	-	17,755
Balance, December 31, 2003	200	$ 8,000	$37,000	$ 894

See accompanying notes to financial statements.

STATEMENT OF CASH FLOWS

Elliott Financial Services, Inc.

For the year ended December 31, 2003

Cash flows from operating activities	
Net income	$ 17,755
Adjustments to reconcile net income to net cash provided by (Used in) operating activities:	
Changes in assets - (Increase) Decrease	
Deposit with clearing organization	(15,385)
Receivable from brokers and dealers	2,131
Other assets	(16)
Changes in liabilities - Increase (Decrease)	
Accrued expenses	3,145
Payroll taxes accrued and withheld	12,582
Iecrease in federal and state income taxes payable	167
Increase in interest payable	-
Total adjustments	2,624
Net cash provided by (Used in) operating activities	20,379
Cash flows from investing activities	-
Cash flows from financing activities	-
Net increase (Decrease) in cash	20,379
Cash, beginning of year	29,138
Cash, end of year	$ 49,517

See accompanying notes to finanical statements.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Elliot Financial Services, Inc.

For the year ended December 31, 2003

Subordinated liabilities at January 1, 2003	$ 40,000
Increase	-
Decreases	-
Subordinated liabilities at December 31, 2003	$ 40,000

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

Elliott Financial Services, Inc.

December 31, 2003

Note 1

The following explanatory comments are submitted relative to the nature of operations and a summary of significant accounting policies of the corporation:

(a) The company is an introducing broker and has a contractual agreement with clearing brokers. The clearing brokers, located in New York, New York, and Birmingham, Alabama carries the accounts of the company's customers on their books. The company also receives commissions for sales of various mutual funds. The company has a customer base limited to the greater New Orleans area.

(b) The company maintains its records and reports its income to the taxing authorities on the accrual method.

(c) For purposes of the statement of cash flows, the corporation considers all highly liquid debt instruments purchased with a maturity of three months or less, redeemable without penalty for early withdrawal, to be cash.

Note 2

The deposit with a clearing organization at December 31, 2003 in the amount of $50,592 is in accordance with the contractual obligation the company has entered into with the clearing brokers.

Note 3

The borrowings under the subordination agreement at December 31, 2003 are as follows:

Subordinated note payable, due September 30, 2006, 9% interest

The subordinated borrowings are covered by an agreement approved by the National Association of Security Dealers and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule.

Note 4

The reconciliation of the provision for federal and state income taxes computed using statutory rates to the provision for federal and state income taxes shown on the statement of operations was as follows:

Particulars	Amount
Income taxes computed using statutory rates	$ 3,047
Tax benefit of net operating loss carry forward	(2,880)
Provision for federal and state income taxes	$ 167

Note 5

During the year ended December 31, 2003 the corporation was involved in the following related party transactions:

Interest paid to William T. Elliott, an officer and shareholder of the company, during the year ended December 31, 2003 was $3,600.

Note 6

Cash paid for interest expense and income taxes during the year ended December 31, 2003 was as follows:

Interest	$3,600
Income taxes	$ -

Note 7

The company was obligated under an operating lease for office facilities. Minimum lease payments under such lease is as follows:

Year ended December 31	Amount
2004	$7,700

Note 8

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 9

The company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2003, the company had net capital of $82,293, which was $32,293 in excess of its required net capital of $50,000.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Elliott Financial Services, Inc.

For the year ended December 31, 2003

Net capital		
Total stockholders' equity		$ 45,894
Liabilities subordinated to claims of general creditors allowable in computation of net capital		40,000
		85,894
Deductions and/or charges		
Prepaid expenses	1,382	
Other assets	1,200	
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
Trading and investment securities:		
Other securities	1,019	3,601
Net capital		$ 82,293
Computation of Basic Net Capital Requirement		
Minimum net capital required (15c3-1(a)2)		$ 50,000
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31, 2002)		
Net capital as reported in Company's Part II (Unaudited) FOCUS report		$ 82,460
Net audit adjustments		(167)
Net capital per above		$ 82,293

LeGlue & Company, CPA's
(A Professional Corporation)

February 18, 2004

To the Board of Directors
Elliott Financial Services, Inc.
New Orleans, Louisiana

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

In planning and performing our audit of the financial statements of Elliott Financial Services, Inc. for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of the internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

2850 Energy Center • 1100 Poydras Street • New Orleans, Louisiana 70163-2850
Telephone 504/586-0581 • Fax 504/561-5040
Member of American Institute of Certified Public Accountants and
Society of Louisiana Certified Public Accounts

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,



(A Professional Corporation)